Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

          This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

          The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

          Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

          The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

[The following are postings made available on JPMorgan Chase’s website]

Pre-Merger joint activities with Bank One

Office of The General Counsel
Message from William H. McDavid, General Counsel

January 15, 2004

     The merger with Bank One is expected to be completed by mid-2004. Until then, the following guidelines should govern your conduct:

     We are still separate companies. Until the consummation of the merger, we shall continue to be two separate companies, and we may not operate as if the merger had already been consummated.

     No anti-competitive agreements. We must continue to operate as competitors, and it would be unlawful for us to enter into anticompetitive agreements such as agreements to fix prices or to allocate customers.

     Sharing of JPMorgan Chase and Bank One information. JPMorgan Chase and Bank One have agreed to maintain the confidentiality of each other’s confidential information. As you work on merger integration issues, it is appropriate for people from the two firms to share with each other such information as is necessary for post-merger planning. However, you should not discuss any nonpublic information that you learn about Bank One with anyone other than the JPMorgan Chase and Bank One staff who need to know such information to work with you on the merger. Shared information may not be used for anti-competitive purposes.

     Confidentiality of customer information. Confidential information of our customers — whether corporate or retail — may not be shared between JPMorgan Chase and Bank One without the customer’s prior consent. This should not present any problems for ordinary calls on or pitches to customers based on publicly available information, but in situations where you are aware that a customer has provided JPMorgan Chase with sensitive confidential information, you should get the customer’s consent before you share customer information with Bank One. You should consult with your normal contact in the Legal Department to discuss the appropriate form such consent should take under the circumstances.

     Joint marketing to and transactions with corporate customers. Many corporate and institutional customers will want to deal with JPMorgan Chase and Bank One jointly because they understand that many transactions take some time to complete and they are focused on their expected future relationship with the combined firm. Joint marketing efforts to corporate customers (including joint customer calls, preparation of joint pitches, etc.) are permissible provided that they are at the request or with the consent of the customer. When corporate or institutional customers desire to engage the two firms jointly, joint engagements are also permissible, whether a transaction is expected to close before or after our merger. On the other hand, if a corporate or institutional customer prefers that JPMorgan Chase and Bank One continue to compete with respect to transactions during this period, then you should refrain from joint marketing efforts to that customer. Also, neither company can commit the other to provide any products or services, and engagement documentation must reflect the separate corporate status of the two companies.

     Joint marketing to and transactions with retail customers. At the retail level, even the identity of the customers is considered confidential customer information and cannot be shared between the two firms without prior consent of the customer. The two firms should continue to compete with each other as in the past, and there should be no joint marketing for specific business. On the other hand, general advertising about the benefits of the merger and the future of the combined firm is permissible. Each firm should unilaterally determine whether to carry out pre-existing marketing initiatives. However, the firms cannot agree to coordinate their marketing so as to reduce competition.

     Joint marketing to Private Banking customers. Even the identity of private banking customers is considered confidential customer information that cannot be shared between the two firms without prior customer consent. Thus, there can be no joint marketing to existing private banking customers without prior customer consent.

     Credit Concentrations. If there are corporate borrowers or counterparties to which either of the separate firms already has excessive exposure, (i.e., exposure it would want to reduce even on a stand-alone basis), it may take unilateral action to reduce (or refrain from increasing) its exposure to that borrower. As to corporate borrowers where the anticipated combined exposure is excessive in the separate judgment of either of the two firms, that firm may take unilateral action to reduce (or refrain from increasing) its exposure, but the firms may not agree that one or the other will reduce (or refrain from increasing) exposure to a given borrower or counterparty.

     Conflicts of Interest. We must be sensitive to the potential for conflicts of interest that could arise out of existing deals, as well as deals that may develop over the next few months. This will not involve any change in procedures for you, but you should be particularly careful to follow our Conflicts of Interest Policy so that we will be able to identify accurately all potential conflicts as they may arise.

     These guidelines will not answer every question that may arise. If you have any questions concerning what would be appropriate in a specific situation, you should contact Patricia Kelly or Mark Segall of the Legal Department at (212) 552-4131 and (212) 552-3042, respectively.

Disclaimer

     This content and the content referenced herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Merger integration approach

Message from Don Layton and Heidi Miller

January 16, 2004

     As announced, Bill Harrison and Jamie Dimon have asked us to partner in supervising the merger integration efforts. The merger brings with it tremendous potential and our goal is to focus our efforts as a collective team to realize that potential as soon as possible.

     The principles behind our integration approach are simply stated.

     This needs to be our merger, not our customers’. We must do everything we can to maintain our high-quality delivery to our customers throughout our integration efforts. Through our process to create a world-class team, we are committed to treat all employees with fairness and respect. This will be a collaborative process. Business and functional areas will have primary responsibility for merger integration. A Merger Coordination Office, working closely with the Office of the Chairman (OTC), will support these efforts. We will focus on leveraging the best practices and platforms of both companies to make us stronger and more competitive.

     We will communicate frequently.

     We are establishing a small Merger Coordination Office that will, among other things, do the following:

•	Work with the business and functional managers to establish key merger milestones as well as merger goals, both financial and non-financial

•	Track against those goals

•	Make sure there is frequent and consistent communication to all our people

•	Identify and ensure timely resolution of cross-unit issues

•	Escalate large and difficult issues to the OTC (and others) to accelerate decisions

     Leading the merger office and reporting into both of us will be Brian Bessey from Bank One and Liz Flynn from JPMorgan Chase. Together, we will soon be convening a company-wide merger team with representatives from all businesses, functions and regions where appropriate.

     We’ll be sending out guidance on a number of topics just as soon as we can, including:

•	Guidelines and our philosophy around the staff selection process

•	Branding rules to be followed on an interim basis

•	Dates for the first few company-wide integration meetings

•	Some cost-saving and logistical tips on air/hotel/transportation options as we travel to meet one another

     A note from Legal has already been distributed on what you can/cannot do with regard to sharing information between the two firms, the confidentiality of customer information and joint marketing to customers.

     In the meanwhile, we ask that you follow a few common sense rules, including the following:

•	Given our desire to redeploy staff where at all possible, we are instituting a freeze on hiring any senior people in the U.S. for a few weeks until we put an exception approval process in place. Each firm will define what is meant by “senior.” Any conflicts where organizational structures are different and the new reporting lines are unclear should be brought to a member of the Executive Committee for resolution. The next round of people decisions also needs to be cleared through the OTC.

•	No material new contracts with outside vendors should be signed until we get a review process in place.

•	No merger consulting engagements should occur prior to the determination of our policy and approach on this front.

•	No systems development work should proceed where there are questions as to which platform will survive.

     Of course, as senior leaders of the new firm, getting out to communicate with your people, listening to their concerns, and answering their questions when you can is the first order of business.

     If you have any major concerns or issues that you can’t get resolved, please escalate them quickly for resolution. Brian Bessey can be reached at 312-732-5559 or brian_a_bessey@bankone.com and Liz Flynn can be reached at 212-270-5665 or liz.flynn@jpmorganchase.com.

     We are extremely excited about the power of this merger. We will do everything we can to facilitate the integration process and make this a great success.

Don	Heidi

Disclaimer

     This content and the content referenced herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270

Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Layton hosts town hall

     “If you’re a shareholder, you love this deal,” said vice chairman Don Layton at a January 15 town hall meeting at 1CMP attended by Consumer Financial Services, Treasury & Securities Services and Technology employees.

     Layton was named vice chairman, Finance, Risk & Technology, in the merger announcement and will be a member of the new office of the chairman, which will also include Bill Harrison, Jamie Dimon and David Coulter.

     The big picture “This transaction will create a company that is well capitalized, more able to compete, has a more stable bottom line, and for specific cases, will create leadership positions. The market loves the fact that our mix will be a lot more stable,” he said.

     “We got what we wished for – only it happened faster and in a bigger way. The firm is far better for doing these deals, and we will see that in time.”

     Some key points:

     It validates that consumer banking is an important part of the company.

     We’re merging again so that we can stay a major scale, leading profitable competitor. The industry trend has been consolidation. You either let it run over you, or you get in the driver’s seat.

     In this merger, there is something new to deal with: geography. It creates a new dynamic of being distant from colleagues; however, although retail headquarters will be in Chicago, that’s only for the majority of senior positions. We have people all over the U.S. Keep in mind that you all work for a profit-making company. Over the next two weeks and beyond, the businesses will be doing a lot more “show and tell” to help figure out how to combine the organizations. Decisions will be made with respect, open-mindedness and with a business view toward creating a best-in-class, best practices organization. A merger integration office (managed by Layton and Heidi Miller) will be set up shortly. We will make talent redeployment (retaining key talent and increasing mobility) an achievement we want to tout, and we will do it better than we’ve done in the past.

     Layton addressed the following issues, among others, raised by employees at the meeting’s Q&A session.

Chase Financial Services

     Growing the branch footprint

     Strategically, Chase was competitively disadvantaged because we had a small branch network and a limited ability to grow organically. It is extremely expensive to buy branch-based banks. Bank One found the same thing. This was the best way to grow.

     Report of 10,000 jobs at risk, with a heavy concentration in New York. We gave 10,000 as a gross estimate. We said nothing about geography because we simply don’t know. We’re looking at the numbers over a three-year period, taking into consideration things like turnover, attrition and retirements.

Treasury & Securities Services

     There is very little overlap for JPMorgan’s Institutional Trust and Investor Services businesses; however Treasury Services (JPMorgan’s top-ranking cash management business) will feel the impact. The merged company’s cash management business will be the largest in the U.S., with $4 billion in revenue. Citi will be the closest competitor, with $2.6 billion. Lori Hricik, Treasury Services executive, has been selected to head the combined business.

     Although there is a great deal of product overlap between the two companies, the business ultimately will have a broader product line and will be the largest business of its kind in the world.

New management for TSS

     In a subsequent memo to TSS employees, Layton noted that TSS will have a new manager — Heidi Miller. “Heidi, who is very well known in banking circles, is a senior and accomplished executive now serving as chief financial officer (CFO) of Bank One, having previously served as CFO of Citigroup,” he said. “TSS will report into Jamie Dimon, the company’s new president.”

     Layton confirmed that the merger will be implemented under a policy of “best of both,” in which we choose people, platforms, systems, locations, etc. based upon what will create the most competitive advantage for our firm,” he said. “That means a fair and balanced decision-making process, executed in a manner consistent with our values to treat people with respect at all times.”

Technology

     Structure of the technology groups

     According to John Schmidlin, JPMorgan Chase’s chief technology officer, the firm will keep two organizations, and over the next several months, chief information officers from both businesses will be visiting Chicago to get a better understanding of the business models. “Some decisions are obvious, some are not,” noted Schmidlin, who is working closely with Austin Adams, the CIO from Bank One. “It may be not necessarily A or B, but how do we do this better?” Impact of IBM agreement JPMorgan Chase’s long-range agreement with IBM wasn’t an issue for Bank One, which has in-house data centers and was more concerned about application development. Bank One management felt that JPMorgan Chase’s IBM outsourcing agreement, which was purely infrastructure, not application development, made sense. “Our contract with IBM is flexible enough for moving a few things in and out,” says Schmidlin. “There will be more to come on this decision-making process.”

Disclaimer

     This content and the content referenced herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

     The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One’s directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.